May 6, 2015

VIA EDGAR
Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ServiceNow, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-35580

Dear Mr. Gilmore:

ServiceNow, Inc. (“we”, “us”, “our” or “Company”) hereby sets forth the following information in response to the comments contained in the correspondence of the staff of the Securities and Exchange Commission (the “Staff”), dated April 23, 2015, relating to the Company’s Annual Report on Form 10-K (File No. 001-35580) for the fiscal year ended December 31, 2014 (the “Form 10-K”). We have set forth below the comments received by the Staff. Following each Staff comment is a summary of the Company’s action taken in response thereto.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Performance

Total customers, page 30

1. We note your disclosure that in situations where there is a single contract that applies to entities with multiple subsidiaries or divisions, universities or governmental organizations, each entity that has contracted for a separate production instance of your services are counted as a separate customer. We further note your disclosure on page 5 that no single customer accounted for more than 10% of your revenue. Please tell us whether any single contract that applies to entities with multiple subsidiaries or divisions, universities or governmental organizations, accounts for more than 10% of your revenue. If so, describe the material terms of the contract in your response letter and confirm that you will include similar disclosure in future filings. Additionally, please advise what consideration you gave to filing any such agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

3260 Jay Street ● Santa Clara, CA 95054 ● www.servicenow.com

We acknowledge the Staff’s comment and respectfully advise the Staff that there is no single contract that applies to entities with multiple subsidiaries or divisions, universities or governmental organizations, which accounts for more than 10% of our consolidated revenues for the fiscal years ended December 31, 2014, 2013 or 2012.

We respectfully advise the Staff that, in the appropriate future filings of the Company, including our Annual Report on Form 10-K for the fiscal year ending December 31, 2015, we will clarify that “a group of customers under common control or customers that are affiliates of each other shall be regarded as a single customer” for purposes of determining whether any single customer accounts for more than 10% of our consolidated revenue for such fiscal year, as required pursuant to Item 101(c)(vii) of Regulation S-K.

Earnings Call held on April 16, 2015

2. In your first quarter 2015 earnings call, you discussed that you have changed your organization to implement a product line model with product line leaders. Further, you stated that you wanted to “increase the focus on markets that otherwise would not get the quality of attention and focus and resources.” These product line units appear to have been developed with the intent that they each be responsible for “the go-to-market motions and all the marketing programs, all the partner strategies, etc., that are associated with these individual product lines.” We also note you hired two Vice Presidents of Sales related to your main product lines who both report to the Vice President of Worldwide Sales. In light of the foregoing, please tell us whether you plan to present more than one reportable segment in your March 31, 2015 Form 10-Q. If so, please tell us what these segments will be, including how they were determined, and if not, please tell us why you do not believe separate reportable segments exist. As part of your response, please also tell us whether there has been a change in the chief operating decision maker (CODM) as a result of this reorganization and provide us with your analysis in determining the CODM. Refer to ASC 280-10-50.

We acknowledge the Staff’s comment and respectfully advise the Staff that we do not believe separate reportable segments exist despite the changes mentioned during our April 16, 2015 earnings call. Accordingly, we do not plan to change our segment disclosure in the Form 10-Q for the three months ended March 31, 2015.

During the April 16, 2015 earnings call, we discussed our implementation of multiple product lines with product line leaders. We made this change to increase our focus on these product categories, including by more effectively planning, developing, marketing and selling products for these categories. Our platform is designed to serve the needs of the company across the enterprise. However, as we expand our product offerings within our platform, we are also expanding our strategies to better serve the needs of different user bases for each product category. We have not divided our sales organization by product line, and we continue to have a single, world-wide sales organization that sells all of our product offerings. We do not have discrete revenue or other financial information by product line and our chief operating decision maker (“CODM”) does not assess the performance of the product lines or allocate resources based on any discrete financial information.

3260 Jay Street ● Santa Clara, CA 95054 ● www.servicenow.com

In addition, during our April 16, 2015 earnings call, we mentioned hiring two new vice presidents (“VPs”) of Sales to lead the Enterprise and Commercial markets. The two VPs of Sales, as well as our sales force, are not associated to any individual product line but are aligned based on geographical sales regions or markets. We have historically focused our sales strategy around large enterprises, and as a result, the commercial or small and mid-sized businesses (“SMB”) have been left under-served. To increase penetration into the SMB space, we hired a VP of Commercial Sales for the Americas. We mispoke during the April 16, 2015 earning call when we stated that both newly hired VPs of Sales report to the Senior VP of Worldwide Sales. The VP of Commercial Sales reports to the VP of Sales for the Americas, our other new hire, who in turn reports to the Senior VP of Worldwide Sales. We do not have discrete revenue or other financial information by sales region or market and our CODM does not assess the performance of the sales region or markets or allocate resources based on any discrete financial information.

Therefore, we do not believe that separate reportable segments exist despite the changes described above.

ASC 280 requires a public entity to disclose certain financial information about a component of its business that meets all of the following criteria:

a.	Engages in business activities from which it may earn revenues and incur expenses.

b.	Operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resource allocation and assess performance

c.	Discrete financial information is available.

We have concluded that our Chief Executive Officer (“CEO”) is our CODM, who is responsible for allocating resources and assessing performance. Our board of directors (the “Board”) reviews the financial performances of the Company on a quarterly basis at a consolidated level. While the Board has input into the direction of the Company, the day-to-day business decisions are made at the executive level and are based on company-wide initiatives. Our CODM operates the Company as one business segment on a global basis and reviews all financial statement results on a consolidated level only. These financial statement results include subscription revenue, professional service and other revenue, consolidated total revenue, gross margin, operating expenses, operating loss and net loss. We do not have any financial information at a level below the consolidated level. Our CODM does not review discrete financial information about asset allocation, expense allocation or profitability by product line, market size, or geographic region. In addition, our CODM is supported by a worldwide executive management team that each retains global responsibility for their respective functions (development, marketing, sales, strategy, IT, and finance and administration). We do not have leadership that retains responsibility of all aspects of the business in a single product line, market or region. Our worldwide executive management team is responsible for the global execution of our CODM’s strategic initiatives across all products, market sizes, and geographic regions.

In summary, although we are moving to a model of multiple product lines and multiple markets, we do not have discrete financial information available for regular review by our CODM at the product line, market size or geographic level. Our CODM operates the Company as a single worldwide component, making the operating performance assessment and resource allocation decisions for the Company on a global basis. As the business is managed on an aggregate, global basis, we believe that we operate as a single operating segment.

3260 Jay Street ● Santa Clara, CA 95054 ● www.servicenow.com

As requested, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (408) 501-8503.

Sincerely,

SERVICENOW, INC.

By:	/s/ MICHAEL P. SCARPELLI
Name:	Michael P. Scarpelli
Title:	Chief Financial Officer

3260 Jay Street ● Santa Clara, CA 95054 ● www.servicenow.com
4